TIMOTHY ONG, LIM & PARTNERS

ADVOCATES&SOLICITORS	ACRA UEN: 53130979K
COMMISSIONER FOR OATHS	239-B Victoria Street
MOTARY PUBLIC	Bugis Village
Timothy Ong Kian Wei	Singapore 188029
Lim Cheong Peng	Tel : 6334 1838
Ng Thin Wah p.b.m.	Fax : 6334 3800
Email : tolplaw@singnet.com.sg

Consultant

Shium Hiong Choo

Your Ref:

Our Ref:           LCP 007 01 13 b

Wednesday, January 09, 2013

The Board of Director and Shareholders of

E-World USA Holding Inc.

9950 Flair Drive #308

El Monte, CA 91731, USA

Attention : Mr Danies Wang

Dear Mr Danies Wang,

LEGAL OPINION ON THE LEGALITY OF THE ACTIVITY UNDER SINGAPORE’S MULTI-LEVEL MARKETING AND PYRAMID SELLING (EXCLUDED SCHEMES & ARRANGEMENT) ORDER 2000

We are a firm of solicitors in Republic of Singapore.

We have been approached and instructed by Mr Shun Pooi Lam, a director of E-World USA Holding Inc as follows:

1)	to render a written legal opinion on the legality of the activity described in paragraph below (hereinafter referred to as “the Described activity”) under Singapore’s Multi-Level Marketing and Pyramid Selling (Excluded Schemes & Arrangement) Order 2000 in response to the query by the US Securities and Exchange Commission.

2)	“Described activity” is defined as:-

“A consumer becomes a member by completing an application under the sponsorship of an existing member. The new member then becomes part of the sponsorship member’s ‘down-line’ member. By referring new member to purchase our products, the existing member is rewarded by our bonus plan system. The new down-line member may also sponsor new member, creating an additional level in their network, but also forming a part of the same down-line as the original sponsoring member. For example, a certain percentage of the total purchase price is paid, as bonus, to the sponsoring members as well as the sponsoring member’s original sponsor when sponsoring member refer a new member to purchase products. This reward system continues for each additional member.”

The Board of Director and Shareholders of

E-World USA Holding Inc.

3)	E-World USA Holdings Inc [“E-World”] is a company founded in 2007 and is based in El Monte, California Los Angeles which deals with the development and distribution of health and nutritional supplements and personal care products. The sale and distribution is made through its website by means of its network of sales associates in various jurisdictions including China, The United States, Singapore, Canada, Malaysia, Taiwan and Hong Kong.

4)	E-World has filed the Form S-1 with the United States Securities and Exchange Commission for proposed listing in the United States.

5)	We are further instructed by Mr Shun on E-World’s business model and modus operandi:-

(a)	the company which distributes and sells product worldwide does not require its members to make any purchases to join as members. However, existing members who desire to retain their certain membership status may be required to purchase 100 BV products equivalent to the value of approximately US $130 within 12 calendar months.

(b)	There is no prohibition for anyone to join or purchase the product online on the company's website. Anyone interested can join the membership by signing up a free online account without the need to make any purchase. The membership account allows members to purchase product offered to all members who have an account with the company.

(c)	Members who choose to participate in the bonus programs can do so by sponsoring/ recruiting new member who then becomes his “down-line member”. However, members are not compensated through recruitment or sponsorship of new down-line member. E-World does not compensate any bonus to its existing members for the recruitment or sponsorship of new down-line member.

(d)	Bonus compensations are earned through purchase of products for personal consumption or sale or purchases made by down-line member. In brief, any benefit received by members under the bonus plan system is a direct result of the sale of E-World’s products but not a result of the recruitment of new down-line members by its existing member.

6)	Based on the above, we like to take this opportunity to render our advice as follows:-

The relevant provisions are found under Singapore’s Multi-Level Marketing & Pyramid Selling (Prohibition) Act (Chapter 190), a multi-level marketing scheme or arrangement or a pyramid selling scheme or arrangement (hereinafter referred to as “MLM activities”) is prohibited save for those excluded under the Multi- Level Marketing and Pyramid Selling (Excluded Schemes and Arrangements) Order 2000 made by the Singapore Minister for Trade and Industry which came into effect on 1 June 2000.

The Board of Director and Shareholders of

E-World USA Holding Inc.

7)	The Multi-Level Marketing & Pyramid Selling (Excluded Schemes and Arrangements) Order 2000 exempts the following categories of MLM activities:-

(a)	Registered, approved or licenced insurance business under the Insurance Act (Cap. 142), the Insurance Intermediaries Act 1999 (Act 31 of 1999)

(b)	Master franchise schemes and direct selling schemes which satisfy the following salient conditions:-

(i)	a person participating shall not be required to provide any benefit or acquire any commodity in order to participate in the scheme or arrangement other than the purchase sale demonstration equipment or materials at cost which are not for resale for which no commission, bonus would accrue

(ii)	the benefit received by any promoter or participant is as a result of the sale, lease, licence or other distribution of a commodity or as a result of the performance of one or more of its participant in relation to the sale, lease, licence or distribution of a commodity to another person and it is not as a result of the introduction or recruitment of additional participants

(iii)	the promoter shall not make any representation to any person on the benefit of the scheme or arrangement other than those specified in (ii)

(iv)	the promoter shall not and shall take reasonable steps to ensure that the participants in the scheme and arrangement do not

(aa)	knowing made or permit to be made any misleading or false representation

(bb)	or knowingly omit any material particular

(cc)	knowingly engage or by conduct mislead as to any material particular either in respect of the scheme or arrangement or its commodity

(v)	there should be a clearly stated full-refund or buy-back guarantee within 60 days that is exercisable by every participant on reasonable commercial terms

The Board of Director and Shareholders of

E-World USA Holding Inc.

8)	Subject to practical compliance with the conditions stated in paragraph 7 above, it is our opinion that the “Described activity” in paragraph 2 above appears to conform with the Multi-Level Marketing & Pyramid Selling (Excluded Schemes and Arrangement) Order 2000 and is prima facie, lawful under the said legislation. Based on the above instructions and in particular E-World’s business model, we believe the business activities of E-World USA Holding, Inc. is in compliance with Singapore laws.

Yours faithfully

c.c. Client